Exhibit 1.01

Conflict Minerals Report

Introduction

This is the Conflict Minerals Report for Eltek Ltd. (“Eltek” , “we” or “our”), filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 for the reporting period from January 1, 2016 to December 31, 2016. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG") for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country ("Covered Countries"), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the 3TG minerals in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those 3TG minerals, then the registrant must exercise due diligence on the 3TG minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report (a “CMR”) to the SEC that includes a description of those due diligence measures.

Consistent with Rule 13p-1 and the SEC’s April 29, 2014 statement relating to Rule 13p-1, this CMR is not required to be accompanied by an independent private sector audit. An audit is required only if the CMR describes a product as “DRC conflict free”.

1.	Company Overview

Eltek, incorporated in 1970 under the laws of the State of Israel, manufactures, markets, and sells custom made printed circuit boards, or PCBs. Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as electronics contract manufacturers. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.

2.	Products Overview

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America, and Asia.  PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. Our products often require the use of tin and gold.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the sources of the 3TG minerals.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG minerals contained in components which are included in our products.

4.	Reasonable Country of Origin Inquiry (RCOI)

During the year ended December 31, 2016, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary 3TG minerals originated in Covered Countries and found that the 3TG minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of the Rule

We do not have a direct relationship with 3TG minerals’ smelters or refiners (“SORs”). Rather, the manufacturing process for Eltek's products is significantly removed from the mining, smelting and refining of 3TG minerals and there are many third parties in the supply chain between the original sources of 3TG minerals  and the ultimate manufacture of our products. Therefore, tracing these minerals to their sources is a challenge that requires us to rely on direct suppliers in our efforts to achieve supply chain transparency, including obtaining information regarding the origin of the 3TG minerals. Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain by continuing our outreach efforts.

The methods we used to try to determine the origin of 3TG minerals in our products included:

•	We identified nine suppliers that their products may contain 3TG that are "necessary to the production or functionality of the products", as defined by the Rule

•
We solicited information from these suppliers using the most up to date 3TG  minerals Reporting Template (“CMRT”), an industry-standard template for conflict mineral reporting developed by the Conflict-Free Sourcing Initiative (the "CFSI").

•	We reviewed the responses we received and followed up on inconsistent, incomplete, and inaccurate responses, and we sent reminders to suppliers who did not respond to our requests for information

•	We compared the SORs identified in the surveys against the lists of facilities which have received a conflict free designation by the CFSI

Currently, we do not have sufficient information from our suppliers to determine the complete list of countries of origin of the 3TG minerals used in our products or the facilities used to process those 3TG minerals. Based on this result, we conducted due diligence activities as described in this CMR.

5.	Design of Our Due Diligence

Based on the findings of our RCOI, we designed our due-diligence process based on the Organization for Economic Co-operation and Development’s (“OECD”) as described in their publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition, OECD Publishing, Paris (“OECD Guidance”) and the related supplements for gold, tin, tantalum and tungsten.

6.	Due Diligence Performance

Eltek has processes in place for the purpose of exercising due diligence in the supply chain. The design of the due diligence processes conforms substantially to the OECD Guidance as it relates to “downstream” companies. The due diligence processes have been described below under sub-headings corresponding to the five-step framework of the OECD Guidance.

6.1	Establish Strong Company Management Systems

•
establishing a system of controls and transparency over the mineral supply chain, using the CMRT to collect information from our suppliers. Since we rely on in-scope suppliers that rely on their upstream suppliers, we concluded that the most accurate and efficient method for obtaining SOR data is through collecting suppliers' information using the CMRT.

•
our Conflict Minerals Policy outlines our commitment to responsible sourcing and our requirements from our supply chain. Eltek is committed to ethical practices and compliance with all applicable laws and regulations. We are committed to working with our customers and suppliers to responsibly source the materials and components we use in manufacturing our customers’ products which may contain these minerals. Our Policy is available on our website at http://www.nisteceltek.com/investor-info/corporate-profile/

•	establishing a team with cross functional members and senior executives from various departments, such as procurement, process engineering, IT and finance ;

•	communicating expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components containing Conflict Minerals;

•	We incorporated conflict minerals requirements to our purchase orders with relevant suppliers

•	Retaining relevant documentation for five years.

6.2	Identify and assess risks in the supply chain

Because of our size, the breadth and complexity of our products and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We identified nine suppliers whose products may contain 3TG minerals. We surveyed these suppliers in order to identify the 3TG minerals contained in the products they supply us with the SORs that process the 3TG minerals and the country of origin of those 3TG minerals. The survey was conducted by utilizing the CMRT.  We received responses from six of the suppliers (67%)

We compared SORs identified by the supply chain survey against the list of facilities that have received a “conflict free” validation by programs such as the CFSI.

6.3	Design and Implement a Strategy to Respond to Identified Risks

Our risk mitigation efforts during 2016 included the following:

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Contact direct suppliers that do not respond or whose responses were identified as incomplete, inconsistent or inaccurate in order to obtain complete and accurate required information, sometimes requiring multiple telephone and/or email contacts to further the data collection process

•	Conflict Minerals team headed by the CFO, assess identified risks and determines follow up actions. We report the findings of the supply chain risk assessment to our senior management.

6.4	Carry out independent third-party audit of smelter/refiner’s due diligence practices

We do not have a direct relationship with 3TG SORs, nor do we perform direct audits of the other entities in our supply chain. Therefore, our direct and/or upstream suppliers are in a better position to identify SORs within the supply chain. As a result, our due diligence efforts rely on cross-industry initiatives such as those led by the CFSI.

In our due diligence process, we utilize the CMRT designed by the CFSI.

6.5	Report Annually on Supply Chain Due Diligence

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this Form SD. Our reports on Form SD are filed with the SEC and publicly available on our website at http://www.nisteceltek.com/investor-info/corporate-profile/   and meet the OECD guidelines which recommend we report annually on our supply chain due diligence.

7.	Results of assessment

We have contacted suppliers, which are the direct suppliers for our products that are within the scope of the RCOI.  We received responses from six of such suppliers (67%) to date.

As mentioned above, we do not have a direct relationship with 3TG SORS, nor do we perform direct audits of the other entities in our supply chain. Accordingly, we can only provide reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals, since the information comes from direct and secondary suppliers.  Further, the information gathered from our suppliers is not obtained on a continuous, real-time basis.

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the reporting period, we do not have sufficient information with respect to the conflict minerals to determine the country of origin of all of the subject minerals we use to manufacture the subject products and thus are unable to determine whether any of the subject minerals originated in the covered countries and, if so, whether the subject minerals were from recycled or scrap sources,.

Despite our efforts to follow up with certain suppliers, we did not receive responses from all the suppliers we approached, and the suppliers who responded showed varying degrees of cooperation with our inquiries. In addition, we encountered the following challenges in obtaining and analyzing the responses we received:

●	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

●	We have suppliers with differing levels of resources and sophistication, and most of them are not themselves subject to the Rule;

●	The information our suppliers provided was sometimes incomplete and required significant follow-up;

●	Most of the responses we received were at company level and not specific to the materials and components we use in the our products

●	Our ability to influence cooperation from certain suppliers was limited when we were multiple tiers away from the SORs in the supply chain.

As a result, we have not been able to identify all of the SORs from which our suppliers sourced the conflict minerals.

Based on the information obtained pursuant to our good faith RCOI and due diligence process, attached as Exhibit A is a list of the known SORs for the 3TG utilized in our products.

Based on the information provided by the suppliers as well as by CFSI, as of the date of this Report, Eltek believes that the mine countries of origin of the conflict minerals contained in its products may include Bolivia, Brazil, Peru and China.

8.	Future steps

We will continue to evaluate potential areas within the business to improve our process to mitigate risks associated with 3TG minerals from Covered Countries.

Cautionary Statement about Forward-Looking Statements

Statements in this Conflict Minerals Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 20-F  for the year ended December 31, 2016. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Exhibit A

SOR List

Metal	Smelter Name	Smelter Country
Gold	Metalor Technologies S.A.	SWITZERLAND
Gold	SEMPSA Joyería Platería S.A.	SPAIN
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA
Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA
Tin	Metallo-Chimique N.V.	BELGIUM
Tin	Minsur	PERU
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin	Operaciones Metalurgical S.A.	BOLIVIA (PLURINATIONAL STATE OF)
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Yunnan Tin Company Limited	CHINA
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA
Tin	Mineração Taboca S.A.	BRAZIL
Tin	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL
Tin	Thaisarco	THAILAND
Tin	PT Mitra Stania Prima	INDONESIA